UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 022-28628
(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: August 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable
PART I—REGISTRANT INFORMATION
Archibald Candy Corporation Full Name of Registrant
N/A Former Name if Applicable
1137 West Jackson Boulevard Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60607 City, State and Zip Code

PART II—RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Due to the November 1, 2002 effective date of the reorganization of the Registrant pursuant to the Second Amended Joint Plan of Reorganization filed by Fannie May Holdings, Inc. and the Registrant with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on September 23, 2002, which Joint Plan of Reorganization was confirmed by the Bankruptcy Court on September 25, 2002, the Registrant's Annual Report on Form 10-K for the period ended August 31, 2002 could not be filed within the prescribed time period without unreasonable effort and expense.

In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-K within fifteen (15) calendar days following the Form 10-K's prescribed due date.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard J. Anglin (Name)	(312) (Area Code)	243-2700 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or a portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's operating income for the fiscal year ended August 25, 2001 was a loss of $23.5 million. However, the loss was $0.1 million, excluding restructuring expense, write-off of impaired assets and losses associated with the Sweet Factory business. The operating loss for the fiscal year ended August 31, 2002 is estimated to be $4.7 million, when excluding losses associated with the Sweet Factory business. This increase in operating loss is primarily due to a $3.0 million provision for slow moving and obsolete packaging and wrapping materials and lower sales as result of a weak retail environment.
Archibald Candy Corporation (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 27, 2002	/s/ RICHARD J. ANGLIN Richard J. Anglin Chief Financial Officer